UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 6‑K
_______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number: 001-38262
_______________

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA
SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
_______________

Cecilia Grierson 355, 4th Floor
Zip Code C1107CPG – Capital Federal
Republic of Argentina
(Address of principal executive offices)
_______________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Loma Negra Relevant Event

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: March 11, 2021	By:	/s/ Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer

 4Q20 Results Conference Call

 Disclaimer and Forward-Looking Statement  This presentation may contain forward-looking statements within the meaning of federal securities law that are subject to risks and uncertainties. These statements are only predictions based upon our current expectations and projections about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “seek,” “forecast,” or the negative of these terms or other similar expressions. The forward-looking statements are based on the information currently available to us. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including, among others things: changes in general economic, political, governmental and business conditions globally and in Argentina, changes in inflation rates, fluctuations in the exchange rate of the peso, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. You should not rely upon forward-looking statements as predictions of future events. Although we believe in good faith that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Any or all of Loma Negra’s forward-looking statements in this release may turn out to be wrong. You should consider these forward-looking statements in light of other factors discussed under the heading “Risk Factors” in Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission.Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations.The Company presented some figures converted from Argentine pesos to U.S. dollars for comparison purposes. The exchange rate used to convert Pesos to U.S. dollars was the reference exchange rate (Communication “A” 3500) reported by the Central Bank for U.S. dollars. The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.Note: Loma Negra’s financial information has been prepared in accordance with the Argentine Securities Commission (Comisión Nacional de Valores-CNV) and with International Financial Reporting Standards.  Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS. Consequently, starting July 1, 2018, the Company is reporting results applying IFRS rule IAS 29. IAS 29 requires that results of operations in hyperinflationary economies are reported as if these economies were highly inflationary as of January 1, 2018, and thus year-to-date, together with comparable results, should be restated adjusting for the change in general purchasing power of the local currency, using official indices. For comparison purposes and a better understanding of our underlying performance, in addition to presenting ‘As Reported’ results, we are also disclosing selected figures as previously reported excluding rule IAS 29. Additional information in connection with the application of rule IAS 29 can be found in our earnings report.

Loma Negra continues to deliver strong adjusted EBITDA with margin expansion in 4Q20

- **Core business** continues to deliver strong results with encouraging momentum
- **As reported results**
  - **Net revenues** 20.6% to Ps. 13.3 billion (US$ 160 million)
  - **Adjusted EBITDA** 40.8% to Ps. 4.7 billion (US$ 58 million)
  - **Net majority income** 111.3% to Ps.3.0 billion (US$ 46 million)
- **Consolidated Adjusted EBITDA margin expanded 513** bps to 35.6% YoY
- **Dividend payment** of USD 31 million from sale of Paraguayan operation
- **FY20 EBITDA** of US$ 171 million and margin of 33.4% and Net profit of US$ 181 million
- **Solid balance sheet with** Net Debt to LTM Adj. EBITDA ratio of 0.16x
- **Expansion of L´Amalí plant advancing** towards completion



Note: Figures in US dollars result from the calculation of figures expressed in Argentine pesos, as previously reported (without the application of IAS29) and the average exchange rate for each reporting period.

3

Clearer recovery momentum for the industry, yet overall economic turn around still uncertain

LOMA NEGRA

a member of InterCement

GDP Growth[1] (YoY Growth, %)



2.9
5.5
2.5
-2.2
-2.5
-2.1
-10.0
-1.1
-5.2
-19.0
-10.2
-4.4
2016
2017
2018
2019
2020e
2021e
2022e
4Q19
1Q20
2Q20
3Q20
4Q20

Construction Activity[2] & Monthly Industry Cement Sales[3] (YoY Growth, %)



ISAC
Cement Industry
-22 -26
-47 -47
-76 -55
-49 -33
-15 -7
-13 -14
-18 -13
-4 11
-1 13
6 25
27 33
23 20
18
Feb'20
Mar'20
Apr'20
May'20
Jun'20
Jul'20
Ago'20
Sep'20
Oct'20
Nov'20
Dec'20
Jan'21
Feb'21[4]

Monthly Industry Cement Sales[3] ('000 tons)



2017
2018
2019
2020
2021
1,500
1,000
500
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Industry Cement Sales by Type[3] (%)



64%
36%
60%
40%
58%
42%
58%
42%
70%
30%
61%
39%
68%
33%
2016
2017
2018
2019
2020
4Q19
4Q20
Bulk
Bags

(1) Source INDEC and BCRA (Argentina Central Bank) Market Expectations (REM) Survey as of February 2021
(2) Source INDEC: Construction activity indicator, ISAC (Indicador Sintético de la Actividad).
(3) Based on AFCP which reports standalone cement sales, while Loma Negra reports Cement, Masonry and lime sales
(4) Feb 21 : As of the date of this presentation, ISAC figures were not released

4

     Revenues up 20.6% YoY in the back of our core business  Revenue Performance:Cement, masonry & lime: increased 26.9% YoY, with volumes expanding 26.9% with stable pricingConcrete: down by 17.0% YoY. Volumes up 12.8% but outweighed by softer pricingRailroad: decreased by 19.1% YoY. Volumes increase of 4.5% were negatively impacted by pricing mixAggregates: down 4.7% YoY. Better pricing partially compensated the volume decline of 9.5%  Sales Volumes (1)  Revenues (AR$ million) (2)  Total Net Revenues  13,263  11,002  20.6%  5  41,623  47,753  -12.8%   Sales volumes include inter-segment salesSales volumes include inter-segment sales and Other segments        4Q20  4Q19  % Chg.     FY20  FY19  % Chg.  Cement, masonry & lime  MM Tn  1.62  1.28  26.9%    5.16  5.47  -5.6%  Concrete  MM m3  0.15  0.13  12.8%    0.30  0.80  -62.5%  Railroad  MM Tn  1.17  1.12  4.5%    3.79  4.47  -15.2%  Aggregates  MM Tn  0.22  0.25  -9.5%     0.57  1.09  -47.8%                    4Q20  4Q19  % Chg.     FY20  FY19  % Chg.  12,142   9,567   26.9%     37,999   39,891   -4.7%  905   1,089   -17.0%    2,035   6,775   -70.0%  955   1,181   -19.1%    3,596   4,964   -27.6%  161   169   -4.7%     402   843   -52.4%

 Gross Profit up 46.1%, with margin expansion of 632 bps  Gross Profit & Margin    AR$ Million  Consolidated gross profit up 46.1% YoY, with gross margin expanding 631 bps to 36.2% driven by our core Cement businessCement gross margin expanded in the back of higher sales volumes and positive input costsSG&A increased by 5.2% YoY due to higher sales volume, yet as a % of revenues decreased by 115 bps YoY, to 7.9%  Selling, General & Administrative    AR$ Million  As a % of Sales  8.0%  9.0%  +5.2%    Gross Margin  36.2%  29.8%  +46.1%    6  27.3%  30.3%    -3.4%  8.3%  7.9%    -9.2%

Adjusted EBITDA up 40.8% YoY with solid margin expansion of 513 bps

- **Consolidated Adjusted EBITDA up 40.8%** YoY reflecting a strong momentum in our core cement business
- **EBITDA of US$58 million** in the 4Q20, compared to US$44 million in 4Q19
- **Consolidated Adjusted EBITDA Margin expanded 513 bps** to 35.6% from 30.5% in 4Q19
- **By segments**
  - **Argentine Cement, masonry cement and lime segment** Adjusted EBITDA margin expanded 604 bps to 40.4%
  - **Concrete** Adjusted EBITDA margin worsened to -19.2% from -5.4%
  - **Railroad** Adjusted EBITDA margin deteriorated to -0.6% from 11.6%
  - **Aggregates** Adjusted EBITDA margin decreased to -9.0% from -4.6%
- **FY20 EBITDA** of US$171 million, with EBITDA margin of 33.3% compared to US$172 million and 28.7% in FY19



Adjusted EBITDA & Margin
AR$ Million
Adjusted EBITDA Margin
30.5%
35.6%
27.1%
31.9%
+40.8%
+2.5%
3,355
4,725
12,958
13,277
4Q19
4Q20
FY19
FY20
US$ million
44
58
172
171

Note: Figures in US dollars result from the calculation of figures expressed in Argentine pesos, as previously reported (without the application of IAS29) and the average exchange rate for each reporting period.

7

Net profit surged 93.9% benefiting from EBITDA growth and net finance gain

LOMA NEGRA
a member of InterCement

- **Net Profit breakdown:**
  - **Adjusted EBITDA increased by 40.8%** YoY
  - **Total finance gain** of Ps.638 million in 4Q20 compared to a net loss of Ps.189 million in 4Q19
    - **Foreign exchange gain** of Ps. 289 million in 4Q20, compared to a Ps. 480 million in 4Q19, due to lower debt denominated in foreign currency and real depreciation of the Ps.
    - **Net Financial expense**, declined by Ps. 656 million compared to same quarter las year driven by lower total Financial Debt
    - **Gain on net monetary** was Ps.483 million in 4Q20 compared to Ps.120 million on 4Q19
- **Effective tax rate in** 4Q20 was 31.6% from 37.6% in 4Q19
- **Net Profit Attributable to Owners of the Company** in 4Q20 increased 111.3% YoY

Finance Costs, net


AR$ Million
638
1,087
-189
-2,068
4Q19
4Q20
FY19
FY20

Net Profit Attributable to Owners


AR$ Million
+111.3%
+117.4%
1,429
3,019
5,227
11,364
4Q19
4Q20
FY19
FY20

	4Q19	4Q20	FY19	FY20
US$ million	17	46	50	181

Note: Figures in US dollars result from the calculation of figures expressed in Argentine pesos, as previously reported (without the application of IAS29) and the average exchange rate for each reporting period.

8

Robust balance sheet and sound debt profile

- **Cash position** of Ps. 4.4 billion and total debt at Ps. 6.5 billion in December'20
- **Net Debt** of Ps. 2.0 billion (US$ 24 mm) at Dec'20 compared to Ps. 11,2 billion (US$ 187 mm) at Dec'19
- **Net Debt/ LTM Adj. EBITDA ratio** of 0.16x in FY20 compared with 0.83x in FY19
- **In 4Q20, Operating cash flow for 4Q20 increased 52% YoY**, mainly due to higher profitability partially offset by higher working capital needs, and **Capital expenditures** of Ps.1.7 billion (45% L´Amalí expansion)
- **Extraordinary dividend of US$ 31 million** from sale of Paraguayan operation
- **Share Repurchase plan** launched in February 2021 for up to Ps. 750 million

Cash Flow Highlights

(amounts expressed in millions of pesos, unless otherwise noted)

	4Q20	4Q19	FY20	FY19
Net cash generated by operating activities	3,974	2,611	11,356	9,326
Net cash used in investing activities	(1,707)	(3,133)	(1,398)	(15,973)
Net cash (used in) generated by financing activities	(3,162)	1,066	(10,485)	3,498
Cash and cash equivalents at the end of the period	4,394	1,776	4,494	1,776

Debt by Currency


Ps. 1%
EURO 18%
US$ 81%

Debt Maturity schedule


Ps.
EUR
USD
US$ Million
52
3
17
18
14
22
Cash Position
1Q 2021
2Q 2021
3Q 2021
4Q 2021
1Q 2022

9

Note: Figures in US dollars result from the calculation of figures expressed in Argentine pesos, as previously reported (without the application of IAS29) and the average exchange rate for each reporting period.

Looking into 2021  Covid-19 continues to be a source of uncertainty, yet in a significantly lower degree than in 2020Persistent strong momentum for Cement demand encourage us for the remainder of the yearAmid an expected challenging scenario, we remain focused on delivering strong results Expansion of L´Amalí plant at 97% of execution and advancing towards completionHealthy cash flow generation and solid balance sheet   L´Amalí expansión project  L´Amalí: Control room  10  Lomaser: Blending and distribution center

   Questions & Answers

 Exhibit: Summary Financial Statements

 Adjusted EBITDA Reconciliation & Margin  13

 Balance Sheet  14

 Income Statement  15

 Statement of Cash Flows  16

 IR Contact  Marcos I. GradinChief Financial Officer and Investor RelationsGaston PinnelInvestor Relations Manager+54-11-4319-3050investorrelations@lomanegra.com